Exhibit 99.1

MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7K1 Tel (905) 713-6322 Fax (905) 713-6332

PRESS RELEASE

MI DEVELOPMENTS INC. ANNOUNCES RESIGNATION OF
CHIEF EXECUTIVE OFFICER AND DIRECTOR

August 20, 2004, Aurora, Ontario, Canada.....MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID") today announced the resignation of the Honourable Brian Tobin as Chief Executive Officer. Mr. Tobin also resigned as a Director of MID and as the Vice Chairman and a Director of MEC.

"I have great respect for the MID team and for Frank Stronach. My association with MID since last August has been a good experience. I am leaving now to pursue other opportunities in the business world," said Mr. Tobin.

MID Chairman, Frank Stronach, stated, "Brian Tobin has been a great team leader and a great team player. The Board of Directors and I wish him well in his future business endeavours."

Mr. Stronach will be available for a media conference call on Monday, August 23, 2004 at 10:00 am EST. The number for North American callers is 1-800-814-4859. The number for overseas callers is 416-640-1907. Please call 10 minutes prior to the start of the conference call. MID will also webcast the conference call at www.midevelopments.com. For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: 1-877-289-8525 (North America) and 416-640-1917 (overseas). The reservation number is 21091759 # and the rebroadcast will be available until August 30, 2004.

MID is a real estate operating company engaged in the ownership, development, management, leasing and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all of its income-producing properties are under lease to Magna International Inc. and its subsidiaries. MID also holds a controlling investment in Magna Entertainment Corp. (TSX: MEC.A; NASDAQ: MECA), North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

For further information about this press release, please contact Ed Hannah, Executive Vice-President, Corporate Development, Secretary and General Counsel at (905) 726-7198.